Exhibit 2

ADB Systems International Ltd.

Consolidated Statement of Operations

(expressed in thousands of Canadian dollars, except per share amounts)

(Canadian GAAP, Unaudited)

	Three Months Ended March 31
	2005	2005	2004
	translated
	into US$ at
	Cdn$ 1.2094
	for
	convenience

Revenue	$1,536	$1,270	$1,184

General and administrative	1,026	848	1,042
Customer service and technology	929	768	795
Sales and marketing costs	137	113	283
	2,092	1,729	2,120

Loss before employee stock options, depreciation and amortization, interest expense and interest income	(556)	(459)	(936)

Employee stock options	23	19	28
Depreciation and amortization	33	27	356
Interest expense	166	137	67
Interest income	—	—	(1)
	222	183	450

Loss before the undernoted	(778)	(642)	(1,386)

Loss on disposals of capital assets	—		(1)
Other income	42	35	—

NET LOSS FOR THE PERIOD	$(736)	$(607)	$(1,387)

BASIC LOSS PER SHARE	$(0.01)	$(0.01)	$(0.02)

Weighted average common shares (000’s)	71,370	71,370	59,742

ADB Systems International Ltd.

Consolidated Balance Sheet

(expressed in thousands of Canadian dollars)

(Canadian GAAP, Unaudited)

	March 31	March 31	December 31
	2005	2005	2004
	(unaudited)	(unaudited)	(audited)
		(in US$)
		translated
		into US$ at
		Cdn$ 1.2094
		for
		convenience

Cash	$1,407	$1,163	$440
Marketable securities	13	11	13
Other current assets	1,550	1,282	1,743
Other assets	280	231	297
Total assets	$3,250	$2,687	$2,493

Current liabilities	$1,782	$1,474	$1,680
Deferred revenue	860	711	135
Other liabilities	1,779	1,471	1,684
Minority interest	3	2	3
Total shareholders’ deficiency	(1,174)	(971)	(1,009)
Total liabilities and shareholders’ equity	$3,250	$2,687	$2,493